Via Facsimile and U.S. Mail
Mail Stop 4720

April 15, 2010

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer
PAREXEL International Corporation
195 West Street
Waltham, Massachusetts 02451

Re: PAREXEL International Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Schedule 14A filed October 28, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File Number: 000-21244

Dear Mr. Winschel:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief